Exhibit 99.8

Phone : +32 (0)2 778 01 00 www.bdo.be	The Corporate Village Da Vincilaan 9, Box E.6 Elsinore Building B-1930 Zaventem

GALAPAGOS NV

Report addressed to the general meeting concerning

the financial and accounting data included in the

report of the administrative body in accordance with

of articles 7:180 CCA (issuance of subscription rights)

and 7:191 (cancellation of the preferential

subscription right) and 7:193 of the CCA (cancellation

of the preferential subscription right to the benefit of

certain persons who are not part of the staff).

Free translation

BDO Bedrijfsrevisoren BV / VAT BE 0431.088.289 / RPR Brussels

BDO Réviseurs d’Entreprises SRL / VAT BE 0431.088.289 / RPM Brussels

BDO Bedrijfsrevisoren BV / BDO Réviseurs d’Entreprises SRL, a private limited liability company under Belgian law, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Report addressed to the general meeting of Galapagos NV concerning the financial and accounting data included in the report of the administrative body in accordance with 7:180 CCA (issuance subscription rights) and 7:191 CCA (cancellation of the preferential subscription right) and 7:193 of the CCA (cancellation of the preferential subscription right to the benefit of certain persons who are not part of the staff).

Mission

In accordance with articles 7:180 and 7:191 and 7:193 of the Code of companies and associations (hereinafter ‘CCA’), in our capacity as statutory auditor, we issue a report addressed to the general meeting of Galapagos NV (hereinafter ‘the Company’) on the financial and accounting data included in the report of the administrative body.

Conclusion of the report

Unmodified conclusion

Based on our review of the financial and accounting data included in the report of the administrative body, nothing has come to our attention that causes us to believe that the data, which includes the justification of the issuance price and the consequences for the shareholders’ capital and membership rights, is not, in all material respects, fair and sufficient to inform the general meeting, which is to vote on the proposed transaction.

In the context of articles 7:193 CCA, we have reviewed the justification of the issuance price.

Basis for the conclusion

We carried out our mission in accordance with the normative framework applicable in Belgium.

For the purpose of this mission, we must determine whether we have established facts that cause us to believe that the financial and accounting data as a whole - included in the report of the administrative body - are not, in all material respects, sufficient and fair to inform the general meeting, which is to vote on the proposed transaction.

We have complied with all the ethical requirements that are relevant to the mission

We believe that the supporting information we have obtained is sufficient and appropriate as a basis for our conclusion.

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Responsibilities of the administrative body with regard to preparing a report including the financial and accounting data

The administrative body is responsible for:

•	drawing up a report that:

•

in accordance with article 7:180 CCA justifies the proposed transaction. This report also justifies the issuance price and describes the consequences of the transaction on the shareholders’ capital and membership rights;

•

in accordance with article 7:191 CCA, explicitly justifies the reasons for the limitation or cancellation of the preferential subscription right and describes the consequences on the shareholders’ capital and membership rights;

•

in accordance with article 7:193 CCA justifies the transaction and the issuance price in the Company’s interest, taking into account in particular the financial position of the Company, the identity of the beneficiaries, the nature and size of their contribution;

•	drawing up the financial and accounting data included in its report;

•	the fairness and sufficiency, in all material respects, of the information provided, to enable the general assembly to take a decision with informed consent .

Responsibilities of the statutory auditor

Our responsibility is to express a conclusion with limited assurance as to the financial and accounting data included in the report of the administrative body in accordance with articles 7:180 and 7:191 and 7:193 CCA, based on our review.

The review of the financial and accounting data included in the report of the administrative body consists of making inquiries, primarily to persons responsible for financial and accounting matters, as well as performing analytical and other review procedures. The scope of a review is substantially less than an audit obtaining reasonable assurance. For this reason, our review does not enable us to obtain reasonable assurance that we will become aware of all significant matters that may be identified as a result of an audit.

Accordingly, we do not express an audit opinion on the financial and accounting data.

The scope of a review assignment does not provide assurance regarding the future viability of the Company, nor its efficiency or effectiveness with which the administrative body has managed or will manage the Company.

Our mission is not to comment on the appropriateness or opportunity of the transaction, nor on the legality and fairness of the transaction (“no fairness opinion”).

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Limitation on the use of our report

This report has solely been prepared in accordance with articles 7:180 and 7:191 and 7:193 CCA within the context of “Cancellation of the preferential subscription rights of the existing shareholders in favor of Gilead Therapeutics A1 Unlimited Company in the framework of the proposed issuance of the Subsequent Gilead Warrant B”, proposed to the general meeting and may not be used for any other purpose.

Zaventem, 28 March 2024

BDO Bedrijfsrevisoren BV

Statutory Auditor

Represented by Ellen Lombaerts *

Auditor

*Acting for a company

Annex: report of the administrative body in accordance with articles 7:180 and 7:191 and 7:193 CCA

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